MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 20, 2006

for the

ANNUAL AND SPECIAL MEETING

of

CARMANAH TECHNOLOGIES CORPORATION

www.carmanah.com

to be held on

THURSDAY, MAY 25, 2006

at 10:00 A.M.

NOTICE OF ANNUAL AND SPECIAL MEETING

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the shareholders of Carmanah Technologies Corporation. (the “Corporation”) will be held on Thursday, May 25, 2006 at The Delta Victoria Ocean Pointe Resort, 45 Songhees Road, Victoria, BC, Canada, at the hour of 10:00 a.m. (local time in Victoria, B.C.) for the following purposes:

1.

To receive the audited annual financial statements of the Corporation for its fiscal year ended December 31, 2005.

2.

To determine the number of directors at seven.

3.

To elect directors for the ensuing year.

4.

To appoint KPMG LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing fiscal year, and to authorize the directors to set the auditors’ remuneration.

5.

To approve and adopt, with or without modification, the ordinary resolution approving an amended stock option plan as more particularly set forth in the accompanying management information circular.

6.

To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Corporation’s Registrar and Transfer Agent, Pacific Corporate Trust Company, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Corporation and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of April, 2006.

BY ORDER OF THE BOARD

“Art Aylesworth”

Art Aylesworth

President & CEO

MANAGEMENT INFORMATION CIRCULAR

CARMANAH TECHNOLOGIES CORPORATION
Suite 1304 – 925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
www.carmanah.com

(all information as at April 20, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Carmanah Technologies Corporation (the "Corporation") for use at the annual and special meeting of the Corporation’s shareholders (the "Meeting") to be held on Thursday, May 25, 2006 at the time and place and for the purposes set forth in the accompanying notice of Meeting (“Notice of Meeting”).  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Corporation.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.  A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 3rd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” or beneficial shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of the Corporation, at Suite 1304 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Corporation has issued and outstanding 41,065,468 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Corporation has no other classes of voting securities.

Any shareholder of record at the close of business on April 20, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers") during the three most recently completed fiscal years:

(a)

the Corporation’s chief executive officer (“CEO”);

(b)

the Corporation’s chief financial officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed fiscal year.

As at December 31, 2005, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years, in accordance with National Instrument 51-102 of the Canadian Securities Administrators, Continuous Disclosure Obligations (“NI 51-102”):

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Art Aylesworth President, CEO, & Director	2005 2004 2003	$200,000 $200,000 $150,000	Nil Nil Nil	Nil Nil Nil	500,000 Nil 300,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Matthew Watson Chief Operating Officer	2005 2004 2003	$140,000(2) $137,917(2) $39,791(2)	$30,000 $20,000 $20,000	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Praveen Varshney CFO & Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$120,000 (1) $120,000 (1) $120,000 (1)	15,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)  See “Termination of Employment, Change in Responsibilities and Employment and Management Contracts” below.

(2)  Matthew Watson was hired in September 2003 pursuant to a consulting agreement and was paid $11,250 per month. Effective May 1, 2004, Matthew Watson became a full time employee of the Corporation and is paid an annual salary of $140,000.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following table sets out incentive stock options granted to the Named Executive Officers, during the most recently completed fiscal year. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SAR Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Art Aylesworth	500,000	59%	$3.42	$3.42	December 12, 2010
Praveen Varshney	15,000	2%	$3.00	$3.00	May 27, 2010
Matthew Watson	Nil	N/A	N/A	N/A	N/A

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Art Aylesworth	Nil	$Nil	200,000 / 600,000	$470,000 / $300,000
Praveen Varshney	69,333	$162,933	130,000 / 10,000	$352,750 / $5,500
Matthew Watson	Nil	$Nil	150,000 / 50,000	$352,500 / $117,500

(1)

Based on the difference between the option exercise price and the closing market price of the Corporation’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Corporation’s shares as at December 31, 2005, (ie. fiscal year end) was $3.55.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not maintain any defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment and Management Contracts

Art Aylesworth

During 2005, Art Aylesworth was employed pursuant to an employment agreement dated January 1, 2004as the Corporation as Chief Executive Officer  at a base annual salary of $200,000. The Corporation was entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Aylesworth provided that the Corporation pays Mr. Aylesworth an amount equal to $200,000 in severance pay in 12 equal payments, commencing on the date of termination.

Since the year end, the Corporation has  finalized a long term employment agreement (“new agreement”) with Mr. Aylesworth with effect from January 1, 2006, pursuant to which Mr. Aylesworth is employed by the Corporation as Chief Executive Officer for a term of 3 years. The compensation payable to Mr. Aylesworth under the new agreement is comprised of the following:

(i)

annual base salary of $220,000 during 2006, $250,000 during 2007 and $300,000 during 2008;

(ii)

reimbursement of his business membership fees; and

(iii)

500,000 stock options at $3.42 per share which shall vest over a period of three years.

In addition, performance bonuses will be paid to Mr. Aylesworth which shall be based on criteria, which amount shall not exceed 50% of the annual salary payable to Mr. Aylesworth for that year pursuant to (i) above.

The Corporation shall be entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Aylesworth provided that the Corporation shall pay to Mr. Aylesworth on the date of termination:

(i)

an amount equal to the base salary that would have been payable to Mr. Aylesworth for the 12 month period immediately following the date of termination if the date of termination occurs within the 2006 calendar year; or

(ii)

an amount equal to the base salary that would have been payable to Mr. Aylesworth for the 18 month period immediately following the date of termination if the date of termination occurs within the 2007 or 2008 calendar year.

Praveen Varshney, C.A.

Pursuant to an advisory agreement dated June 20, 2001, between the Corporation and Varshney Capital Corp. (“VCC”), the Corporation agreed to pay monthly fees of $10,000 to VCC for a term of three years. The agreement was renewed on May 4, 2004 for another year and expired on June 30, 2005, after which the Corporation continued to pay fees of $10,000 to VCC on a month to month basis. During the fiscal year ended December 31, 2005, the Company paid an aggregate of $120,000 to VCC.

VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Corporation, and Peeyush Varshney, Corporate Secretary of the Corporation, are directors. VCC is also partially owned by Peeyush Varshney.

Matthew Watson

Matthew Watson is employed by the Corporation as Chief Operating Officer. During the most recently completed fiscal year, the compensation payable to Mr. Watson was comprised of annual salary in the amount of $140,000 and aggregate cash bonus of $30,000. The cash bonus paid to Mr. Watson was based on the Corporation achieving quarterly revenue targets.

Pursuant to an employment agreement dated January 1, 2006 (“2006 agreement”), Mr. Watson is employed by the Corporation as Chief Operating Officer for a term of three years. The compensation payable to Mr. Watson under the 2006 agreement is comprised of salary in the amount of $160,000 subject to annual reviews and adjustments and 300,000 stock options at market price on date of grant which shall vest over a period of three years. In addition, the Corporation and Mr. Watson shall negotiate and settle the terms of a performance bonus based on criteria, of up to 50% of Mr. Watson’s annual salary.

The Corporation shall be entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr. Watson provided that the Corporation shall pay to Mr. Watson on the date of termination:

(i)

an amount equal to the base salary that would have been payable to Mr. Watson for the 6 month period immediately following the date of termination if the date of termination occurs within the 2006 calendar year; or

(ii)

an amount equal to the base salary that would have been payable to Mr. Watson for the 12 month period immediately following the date of termination if the date of termination occurs within the 2007 or 2008 calendar year.

Composition of the Compensation Committee

The Compensation Committee is responsible for the development, implementation and monitoring of the Corporation’s compensation policy for executive officers and members of the Board. The Compensation Committee also reviews the compensation and performance of the executive officers of the Corporation.

The members of the Compensation Committee during the year ended December 31, 2005 were Trevor Johnstone, David Green and Kelly Edmison. All members of the Compensation Committee who served during the year were Independent and unrelated Directors.

Report on Executive Compensation

The Corporation’s compensation policy consists of base salary, discretionary cash incentives (by way of bonuses) and incentive stock options. The compensation payable to Mr. Aylesworth and Mr. Watson is governed by the written employment agreements referred to above. The compensation payable to Mr. Varshney is based on the advisory agreement with VCC referred to above.

Subject to the terms of any employment contract, the compensation of executive officers is reviewed annually. The recommendations of the Compensation Committee are referred to the Board for approval.

It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment.

Base salaries are competitive in the industry and are determined on the basis of outside market data as well as individual performance and experience level. The Chief Executive Officer’s base salary is determined based on general understanding of salaries paid to chief executive officer salaries of publicly traded companies and the relative experience and expertise of the Corporation’s Chief Executive Officer. Mr. Aylesworth has been with the Corporation for six years and has extensive knowledge of the Corporation and its industry and has led the Corporation’s record growth and market expansion. Base salaries for senior managers of the Corporation are based on the experience and performance of each senior manager.

Bonuses are paid quarterly to the Chief Operating Officer and are based on the Corporation achieving quarterly revenue budgets. Quarterly bonuses are also paid to certain senior managers of the Corporation based on the same criteria.

In 2006, new employment contracts were entered into by the Corporation with the Chief Executive Officer and Chief Operating Officer. These employment contracts were reviewed by the Compensation Committee and approved by the Board Directors. The Corporation expects that changes to the base salary and any annual bonuses for the other executive officers will continue to be submitted to the Compensation Committee and to the Board for review and approval.

The Compensation committee meets with the Chief Executive Officer and Human Resources Manager on a regular basis to review the compensation package of all employees and determine the compensation for all remaining executives (except for that contractually provided for) of the Corporation. The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation.

Presented by the Compensation Committee: Kelly Edmison, Chairman of the Compensation Committee, Trevor Johnstone and David Green.

Compensation of Directors

Effective April 1, 2005, each director of the Corporation who is not an employee is entitled to an annual retainer as follows:

Base compensation:

•

$15,000

•

15,000 options

Committee members:

•

$5,000 additional

Chair of committees:

•

$10,000 additional

Chairman of the Board:

•

$65,000 additional

During the fiscal year ended December 31, 2005, Messrs. Green and Varshney received $11,250 each and Messrs. Edmison and Johnstone received $14,250 each for acting as directors of the Corporation. In addition, Mr. Varshney received $3,750 for being a member of the audit committee, Mr. Green received $61,250 as Chairman of the Board, Mr. Edmison received $7,500 as chairman of the compensation committee and Mr. Johnstone received $7,500 as chairman of the audit committee. During the fiscal year ended December 31, 2005, the Corporation also granted 15,000 options to each of Messrs. Green, Varshney, Edmison and Johnstone at $3 per share.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance in the principal amount of $3,000,000. The premium payable for the insurance during the period from February 15, 2005 to February 15, 2006 was $13,930. The insurance policy provides that the Corporation is liable for the initial $25,000 for each loss claimed.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed fiscal year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,448,496	$1.88	635,162
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,448,496	$1.88	635,162

Stock Option Plan

The board of directors of the Corporation first adopted its written stock option plan on May 10, 2001, which was ratified by shareholders on June 18, 2001 (the “Plan”). The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the board of directors of the Corporation or by a special committee of the board of directors if appointed from time to time. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”). No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the Toronto Stock Exchange (the “Exchange”). Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the market price or such other minimum price permitted by the Exchange.

Options granted under the Amended Plan will be non-transferable and vest equally on a quarterly basis over a period of 18 months. The options will expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of his service to the Corporation).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

Pursuant to the Plan, the Corporation may amend from time to time or terminate the terms and conditions of the Plan by resolution of the board of directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange and shareholder approval may be required in some instances.

The Plan also provides that:

(i)

the number of Common Shares granted to any one individual in any 12 month period may not equal more than 5% of the issued and outstanding Common Shares.

(ii)

the number of Common Shares reserved for issuance to any one consultant during any twelve month period, shall not exceed 2% of the issued and outstanding Common Shares of the Corporation.

(iii)

the number of Common Shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any twelve-month period shall not exceed in the aggregate 2% of the issued and outstanding Common Shares of the Corporation.

The Plan was amended on May 27, 2005, to increase the number of incentive stock options reserved for issuance under the Plan to 4,559,133 common shares, which represents 14% of the Corporation’s issued and outstanding shares as at March 31, 2005.

The majority of the shares reserved under the Plan have now been allocated and management is proposing to amend the number of shares issuable pursuant to the Plan to 4,927,856 which represents 12% of the issued and outstanding capital of the Corporation on April 17, 2006. This will ensure that the Corporation will have an adequate pool of common shares under the Plan to enable the Corporation to attract and retain personnel of the highest calibre. For additional information regarding the proposed amendment to the Plan, see the description under “Approval of Amended Stock Option Plan”.

The policies of the Exchange permit a Company to adopt a plan which has a fixed number of shares reserved for issuance which does not exceed 20% of the issued and outstanding shares of the Corporation. The Corporation recognizes that it is beneficial to the shareholders of the Corporation that it maintains a reasonable fixed number of shares reserved for issuance under a fixed plan.

It should be noted that since 2001, the number of shares reserved for issuance has been reduced from 20% to 14% and now to 12% of the issued and outstanding capital of the Corporation, notwithstanding that Exchange policies permit up to 20% of the outstanding shares to be reserved under a fixed plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer or proposed nominee for director of the Corporation, or any of their associates, has been indebted to the Corporation, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation’s most recently completed fiscal year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.  An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company's approach to corporate governance is set forth below.

Board of Directors

The Corporation’s Board, which is responsible for supervising the management of the business and affairs of the Corporation, is comprised of David Green, Art Aylesworth, Praveen Varshney, Trevor Johnstone, Kelly Edmison, Mark Komonoski and Dave Egles. Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the board of directors (the “Board”), be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, three of the seven members of the Board are independent.  The members who are independent are David Green, Trevor Johnstone and Kelly Edmison. The following directors are not independent by virtue of the fact that they are executive officers of the Corporation:

•

Art Aylesworth, President & CEO;

•

Praveen Varshney, CFO;

•

Mark Komonoski, Manager, Investor Relations; and

•

Dave Egles, Senior VP, Business Strategies

The Board facilitates its exercise of independent supervision over management by holding Board meetings without management present. During 2005, independent board members met 4 times without management present. All of the directors were present to all the meetings either by phone or in person, with the exception of Dave Egles, who attended all meetings since he joined the Board on July 4, 2005.

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board approves all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board meets on a quarterly basis and special meetings are held at the call of the Chairman or upon the request of two members of the Board.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Praveen Varshney	Afrasia Mineral Fields Inc.
Bassett Ventures Inc.
Camphor Ventures Inc.
JER Envirotech International Corp.
Northern Canadian Minerals Inc.
Trevor Johnstone	Ag Growth Income Fund
Catalyst Paper Corporation
Tree Island Wire Income Fund
Kelly Edmison	Icron Technologies Corporation
IP Applications Corp.
Pender Financial Group Corporation
Pender Growth Fund (VCC) Inc.
Radiant Communications Corporaton

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.  The Board also ensures that each director is up-to-date with current information regarding the business of the Corporation, and the role the director is expected to fulfill basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions. The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The Board as a whole is responsible for reviewing the composition of the Board on a periodic basis.  The Board analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

Compensation

Compensation for members of the Board is determined on the recommendation of the chair of the Compensation Committee who, from time to time as appropriate, presents to the Board information as to director and committee-member compensation based on that provided by several other companies of comparable size to the Corporation. See “Statement of Executive Compensation - Compensation of Directors”.

Please refer to the disclosure under the heading “Statement of Executive Compensation - Report on Executive Compensation” for a discussion of how the Board determines the compensation of CEO and executive officers. Compensation of other officers is determined by the President and CEO or, in the case of non-senior officers, by those senior officers to whom such other officers report. The individual’s qualifications and experience, the demands of the position and compensation paid by others to persons occupying similar positions are among the factors considered in establishing such compensation.

Board Committees

The Board has appointed three committees: the Audit Committee, consisting of Trevor Johnstone (chair), Kelly Edmison and Praveen Varshney; the Compensation Committee, consisting of Kelly Edmison (chair), David Green and Trevor Johnstone; and, the Corporate Governance Committee, consisting of all the members of the Board with David Green as chairman.

Each committee consists of three directors except for the Corporate Governance Committee. On the Audit Committee, one of the three directors is a related director, Praveen Varshney, CFO. See “Audit Committee” below for a full disclosure on the committee and its functions.

All of the members of the Compensation Committee are independent directors. See “Composition of Compensation Committee” above.

On the Corporate Governance Committee, four of the seven directors are related directors, Art Aylesworth, President & CEO, Praveen Varshney, CFO, Mark Komonoski, Manager, Investor Relations and Dave Egles, Senior Vice President, Business Strategies. The Corporate Governance Committee is responsible for reviewing the overall governance principles of the Company, and recommending any changes to these principles. This committee is responsible for the statement of corporate governance practices included in the Corporation’s information circular. This committee monitors best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.

Assessment

The entire Board is responsible for assessing the effectiveness of the Board, its members and the Audit Committee, in consultation with the chair of the Board and the chair of the Audit Committee.

Audit Committee

Audit Committee Charter

The text of the Audit Committee’s Charter is attached as Exhibit I to this Information Circular.

Composition of Audit Committee

As at the date hereof, the Audit Committee is composed of Trevor Johnstone, Kelly Edmison and Praveen Varshney.  All three members of the Audit Committee are “financially literate” and Trevor Johnstone and Kelly Edmison are “independent” within the meaning of sections 1.4, 1.5 and 1.6 of Multilateral Instrument 52-110 (Audit Committees) (“MI 52-110”).

Each member of the Audit Committee has education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Trevor Johnstone is a chartered accountant and has qualified as a certified public accountant, although he no longer practices as such. Mr. Johnstone is Managing Director of Tricor Pacific Capital Inc., a private equity investment firm, and serves on the board/audit committee of Ag Growth Income Fund, Tree Island Wire Income Fund and Catalyst Paper Corporation which are listed on the Toronto Stock Exchange. Mr. Johnstone has served as chief financial officer of a number of private companies.

Praveen K. Varshney is a chartered accountant and was in public practice from 1987 to 1991 with KPMG and with Varshney Chowdhry & Co. from 1991 to 1995. Mr. Varshney has held executive level positions with various public companies since 1992 and is currently chief financial officer of JER Envirotech International Corp. and other public companies listed on the TSX Venture Exchange.

Kelly Edmison isPresident and CEO of Pender Financial Group Corporation, a Vancouver based merchant bask focussed on the technology sector.  Prior to Joining Pender, Mr Edmsion practiced commercial laws for over 20 years.  Mr. Edmison is a director and executive officer of various public companies and currently serves on the board/audit committee of Icron Technologies Corporation and IP Applications Corp. which are listed on the TSX Venture Exchange.

In particular, each of the members of the Audit Committee has an understanding of the accounting principles used by the Corporation in preparing its financial statements, has the ability to assess the accounting principles in connection with the accounting for estimates, accruals and reserves, has experience analyzing and evaluating financial statements similar in breadth and complexity to those of the Corporation, and has an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 (De Minimis Non-audit Services) or Part 8 (Exemptions) of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “Article 2 – Pre-Approval of Non-Audit Services” of the Audit Committee Charter as set out in Appendix I to this Information Circular.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

In the following table, “audit fees” are fees billed by the Corporation’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Corporation to its auditor in each of the last two financial years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees (1)
December 31, 2005	$135,000	$16,307	$20,252	$43,328
December 31, 2004	$75,000	$Nil	$12,090	$Nil

(1)

Fees related to company acquisitions and private placement due diligence matters.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

NUMBER OF DIRECTORS

For this forthcoming year, it is proposed that the board of directors shall consist of seven (7) members.  Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at seven (7) members for the next ensuing year.

B.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or with the provisions of the Business Corporations Act (Alberta) (the “ABCA"").

The following table sets out the names of the nominees for election as directors, the city, province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of common shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Dr. David Green (11) (12) Chairman and a Director of the Corporation. Victoria, B.C., Canada

Scientist and Professional Engineer; Chairman of Carmanah Technologies Corporation since June 20, 2001; Chairman of Carmanah Technologoies Inc. (8) from incorporation in 1998 to 2005; President of Carmanah Management Corp. since 1989.

		June 20, 2001	2,396,070 (5)
Art Aylesworth (12) President, Chief Executive Officer and a Director of the Corporation. Victoria, B.C., Canada

President & CEO of Carmanah Technologies Corporation since June 20, 2001; President & CEO of Carmanah Technologies Inc.(8) from May, 2000 to December 31, 2005; CEO of Carmanah Signs Inc.(9) from October 1, 2003 to December 31, 2005.

		June 20, 2001	349,929 (14)
Praveen Varshney, C.A. (4) (12) Chief Financial Officer and a Director of the Corporation. Vancouver, B.C., Canada	Chartered Accountant; Director of Varshney Capital Corp., a venture capital firm since 1995; Director and/or executive officer of various publicly traded companies.	December 22, 1999	239,100
Kelly Edmison (4) (7) (11) (12) Director of the Corporation Vancouver, B.C., Canada	CEO of Pender Financial Group Corporation, a merchant banking firm; Prior to 2002, Principal of Kelly Edmison Law Corporation; Director and/or executive officer of various publicly traded companies.	June 13, 2002	23,000 (6)
Mark Komonoski (12) Director of the Corporation Calgary, AB, Canada	Investor Relations Manager of Carmanah Technologies Corporation since October 1, 2003; President of TradeMark Equity Marketing Inc., a venture capital public company development firm since 1999; President & Director of AVVA Technologies Inc. (10), from September 1993 to March 1997; Served as a Director and/or officer of various publicly traded companies.	October 1, 2003	2,875
David Egles (12) Director of the Corporation Victoria, B.C., Canada	Senior Vice President, Business Strategies, of Carmanah Technologies Corporation since July 1, 2005; Director and President of Soltek Powersource Ltd.(13) from 1988 – 2005.	July 1, 2005	488,721
Divesh Sisodraker Director of the Corporation Vancouver, B.C., Canada

Chartered Accountant; Chief Financial Officer and Secretary of Nasdaq-traded Taleo since April 2005; Served in various roles with Pivotal Corporation, a customer relationship management software provider, including president and chief executive officer, chief financial officer, and vice-president, corporate development from January 2000 to March 2005; Director of Finance and Treasurer of A.L.I. Technologies Inc., a digital image management solution provider, from September 1998 to December 1999; Held roles as an investment analyst with HSBC Capel Asia Limited, a banking and financial services company, and West Shore Ventures Limited, a financial services company, from September 1995 to February 1998; Associate Accountant, KPMG, January 1991 to September 1995.

		Proposed Nominee	Nil

(1)

For the purposes of disclosing positions held in the Corporation, "Corporation" includes the Corporation and any parent or subsidiary thereof.

(2)

Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)

Member of the Corporation’s Audit Committee.

(5)

Shares are held beneficially through Carmanah Management Corporation.

(6)

These shares are held beneficially through Arbutus Family Holdings Limited.

(7)

Kelly Edmison is President & CEO of Pender Financial Group Corporation, formerly known as Devon Ventures Corporation, a Vancouver based merchant bank that owns 150,000 common shares of the Corporation.

(8)

Carmanah Technologies Inc. (“CTI”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, CTI was amalgamated with the Corporation.

(9)

Carmanah Signs Inc. (“CSI”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, CSI was amalgamated with the Corporation.

(10)

AVVA Technologies Inc. (“AVVA”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, AVVA was amalgamated with the Corporation.

(11)

Member of the Corporation’s Compensation Committee.

(12)

Member of the Corporation’s Governance Committee.

(13)

Soltek Powersource Ltd. (“Soltek”) was formerly a 100% subsidiary of Carmanah Technologies Corporation; Effective January 1, 2006, Soltek was amalgamated with the Corporation.

(14)

125,000 shares are held through Convertech Solutions.

No proposed director of the Corporation is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Corporation has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Management does not contemplate that any of the nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s shares are to be withheld from voting in the election of directors.

Advance notice of the Meeting was filed on SEDAR on March 22, 2006.

Directors’ Attendance

For the 12-month period ended December 31, 2005, the Board and the Audit Committee of the Board (the “Audit Committee”), the Compensation Committee and the Governance Committee of the Board each met on four occasions. Compensation and governance issues are also discussed during the quarterly Board meetings with all the Board members present. All of the directors were present at all Board meetings either by phone or in person, with the exception of Dave Egles, who has attended all meetings as a director since he joined the Board in July 2005.

C.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board. The auditors were first appointed on November 30, 2000.

D.

APPROVAL OF AMENDED STOCK OPTION PLAN

The majority of the shares reserved under the Plan have now been allocated and management is proposing to increase the number of shares issuable pursuant to the Plan in order that it may continue to offer new and existing directors, officers, employees and consultants incentives for their commitment to the Corporation. A total of 4,559,133 common shares were reserved for issuance pursuant to the Plan, of which options to acquire 1,032,891 common shares have been exercised, leaving options to purchase 3,291,580 common shares currently outstanding and options to purchase up to 234,662 common shares available for issuance. Effective April 17, 2006, the Board of Directors of the Corporation approved, subject to shareholder and regulatory approvals an increase in the number of common shares reserved under the Plan by an amount of 1,401,614 common shares. The maximum aggregate issuable under the Plan is therefore 4,927,856 common shares or l2% of the issued and outstanding shares of the Corporation on April 17, 2006. The number of common shares available for future option grants will increase to 1,636,276.

Options granted under the Amended Plan will be non-transferable and vest equally on a quarterly basis over a period of 12 months. The options will expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of his service to the Corporation).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

The Amended Plan also provides that:

(i)

the number of common shares issuable to insiders, at any time, cannot exceed 10% of the total issued and outstanding Common Shares.

(ii)

the number of common shares issued to insiders, within any one year period, cannot exceed 10% of the total issued and outstanding Common Shares.

(iii)

the number of common shares reserved for issuance to any one consultant during any twelve month period, shall not exceed 2% of the issued and outstanding Common Shares of the Corporation.

(iv)

the number of common shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any twelve-month period shall not exceed in the aggregate 2% of the issued and outstanding Common Shares of the Corporation.

In order for the resolution approving and adopting the Amended Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Amended Plan is as follows:

“Be it resolved as an ordinary resolution of the Corporation that:

1.

The stock option plan of the Corporation be revised as set forth in the management information circular prepared for the purposes of the Meeting, and the amended stock option plan substantially in the form attached as Exhibit I (the “Amended Plan”) to such management information circular be and is hereby approved and adopted;

2.

the Corporation be authorized to grant stock options pursuant and subject to the terms and conditions of the Amended Plan;

3.

the outstanding stock options which have been granted prior to the amendment of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4.

the directors and officers of the Corporation be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Corporation or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information concerning the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2005. Copies of these documents, this Circular and additional information relating to the Corporation may be found on the SEDAR website at www.sedar.com or obtained upon request from the Corporation without charge to shareholders:

Carmanah Technologies Corporation

Cathedral Place

Suite 1304-925 West Georgia Street

Vancouver, BC V6C 3L2

Telephone:

(604) 629-0264

Toll free:

1-866-629-0264

Email:

info@carmanah.com

DATED this 20th day of April, 2006.

Exhibit I

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF CARMANAH TECHNOLOGIES CORORATION. (THE “CORPORATION”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Corporation (the “Board”) to oversee the accounting and financial reporting process of the Corporation and audits of the financial statements of the Corporation. The Audit Committee’s primary duties and responsibilities are to:

(a)

recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)

recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)

pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor;

(e)

review the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Corporation’s financial statements, and to periodically assess the adequacy of those procedures;

(g)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(h)

review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 – Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor.  The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 3 – External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 – External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders.  The external auditors will report directly to the Audit Committee.  The Audit Committee will:

(a)

review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)

approve the fees and other significant compensation to be paid to the external auditors;

(c)

on an annual basis, review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the external auditors’ independence;

(d)

review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)

before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)

consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in the Corporation’s financial reporting;

(g)

resolve any disagreements between management and the external auditors regarding financial reporting;

(h)

approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Corporation; and

(i)

receive from the external auditors timely reports of:

(i)

all critical accounting policies and practises to be used;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)

other material written communications between the external auditors and management.

Article 5 – Legal Compliance

On at least an annual basis, the Audit Committee will review with the Corporation’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters.  The Audit Committee has established procedures for the submission, receipt and treatment of such complaints and concerns.  In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential.  The Corporation will not condone any retaliation for a complaint made in good faith.

Exhibit II

2006 STOCK OPTION PLAN

CARMANAH TECHNOLOGIES CORPORATION

1.

Purpose

The purpose of the Stock Option Plan (the "Plan") of Carmanah Technologies Corporation, a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares.  The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 4,927,856 common shares.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants").  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such price be lower than the Market Price or such other minimum price as the Exchange permits in accordance with the policies from time to time.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation and Exchange approval is obtained.

8.

Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

The number of shares reserved for issuance to insiders, at any time, shall not exceed 10% of the issued shares of the Corporation.

The number of shares issued to insiders, within any one year period, shall not exceed 10% of the issued shares of the Corporation.

The number of shares reserved for issuance to any one consultant of the Corporation during any twelve-month period shall not exceed 2% of the issued shares of the Corporation.

The number of shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any twelve-month period shall not exceed in the aggregate 2% of the issued shares of the Corporation.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and~~.~~12, provided that in no circumstances shall the duration of an option exceed  5 years from the date of grant or the maximum term permitted by the Exchange.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period:

(i)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the number of shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding shares of the Corporation, in accordance with a vesting schedule. Unless approved by the Exchange, vesting of options granted shall occur over a period of at least 12 months, and shall vest no more than equally on a quarterly basis.  Having regard to the foregoing minimums, the specific terms of the vesting for individual options shall be as determined by the Board and negotiated with the individual optionee.

(c)

Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 90 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that he was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall, subject to prior Exchange acceptance, immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional share shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall resulting in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, if obtained for such amendment or revision.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective April 17, 2006.

CARMANAH TECHNOLOGIES CORPORATION

Per  “Peeyush K. Varshney”

Name:

Peeyush K. Varshney, LL.B.

Title:

Corporate Secretary